FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 1, 2013, by Panasonic Corporation (the registrant), announcing consolidated financial results for the third quarter and nine months ended December 31, 2012 (fiscal 2013).

2.	Supplemental consolidated financial data for the third quarter and nine months ended December 31, 2012 (fiscal 2013).

3.	News release issued on February 1, 2013, by the registrant, announcing dissolution of joint venture of motor business.

4.	News release issued on February 1, 2013, by the registrant, announcing assignments of responsibilities to the members of the board of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: February 5, 2013

February 1, 2013

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)

Global Public Relations Office

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Shozo Mizuno (Japan)

Corporate Finance & IR Group

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS

- Operating Profit Improved on Fixed Cost Reductions, While Overall Sales

Decreased as a Result of Weak Sales in Digital Consumer Products -

Osaka, Japan, February 1, 2013 — Panasonic Corporation (Panasonic [NYSE:PC/TSE:6752]) today reported its consolidated financial results for the third quarter and nine months ended December 31, 2012, of the current fiscal year ending March 31, 2013 (fiscal 2013).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter decreased by 8% to 1,801.5 billion yen, compared with 1,960.2 billion yen for the third quarter of the year ended March 31, 2012 (fiscal 2012). Of the consolidated group total, domestic sales amounted to 917.2 billion yen, down by 12% from 1,043.8 billion yen and overseas sales decreased to 884.3 billion yen, down by 3% from 916.4 billion yen.

During the third quarter under review, despite signs of economic improvement in the U.S. and China, the global economy stayed in a moderate recovery under uncertainty due to the financial issues in Europe and the U.S. The electronics industry continued to be under severe condition with weak demand in digital products and devices. However, there were signs of improvement in business environment for Japanese companies such as weakening Japanese yen foreign exchange rates against the dollar and the Euro from extreme yen appreciation, and the recovering stock market in Japan.

Operating profit1 improved to 34.6 billion yen from a loss of 8.1 billion yen a year ago. In the meantime, pre-tax income was 9.3 billion yen compared with a loss of 191.2 billion yen, and net income attributable to Panasonic Corporation amounted to 61.4 billion yen compared with a loss of 197.6 billion yen a year ago.

Consolidated Nine-month Results

Consolidated group sales for nine months ended December 31, 2012 decreased by 9% to 5,439.7 billion yen, compared with 5,965.4 billion yen in the same period of fiscal 2012. Despite stable sales in car-related products thanks to the market recovery, this sales decrease was due mainly to weak demand for flat-panel TVs and BD recorders in Japan. The company also put emphasis on profitability rather than on sales volume. Domestic sales amounted to 2,795.4 billion yen, down by 9% from 3,080.2 billion yen a year ago, while overseas sales decreased by 8% to 2,644.3 billion yen, down from 2,885.2 billion yen a year ago.

The company’s operating profit for the nine months increased to 122.0 billion yen, from 39.5 billion yen a year ago. Despite sales decrease, this result was due mainly to fixed cost reductions and streamlining material costs. On the other hand, pre-tax loss totaled 269.4 billion yen, compared with a loss of 350.5 billion yen a year ago. This was due mainly to business restructuring expenses recorded in the second-quarter, including impairment losses of goodwill and intangible assets in other deductions in solar, consumer-use lithium-ion batteries and mobile phone businesses. Taking into consideration significant sales decreases in Japan and other factors, in accordance with U.S. GAAP, the company increased the valuation allowances to deferred tax assets in Panasonic Corporation and Panasonic Mobile Communications Co., Ltd., and incurred provision for income taxes of 412.5 billion yen, in the second-quarter. Accordingly, Net loss attributable to Panasonic Corporation amounted to 623.8 billion yen compared with a loss of 333.8 billion yen a year ago.

[1]	For information about operating profit (loss), see Note 2 of the Notes to consolidated financial statements on page 12.

Consolidated Nine-month Breakdown by Segment

The company’s nine-month consolidated sales and profits by segment with previous year comparisons are summarized as follows:

AVC Networks

Sales decreased by 23% to 1,078.9 billion yen from 1,402.1 billion yen a year ago. This result was due mainly to significant sales decline in flat-panel TVs, BD recorders and digital cameras. Segment profit significantly improved to 21.6 billion yen, compared with a loss of 40.5 billion yen a year ago, due mainly to fixed cost reductions and restructuring benefits.

Appliances

Sales increased by 1% to 1,197.1 billion yen from 1,187.4 billion yen a year ago. Despite sales decrease in air conditioners, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit decreased to 70.3 billion yen, compared with 76.4 billion yen a year ago, due mainly to sales decrease in air conditioners.

Systems & Communications

Sales decreased by 15% to 509.8 billion yen from 599.9 billion yen a year ago, due mainly to sales decreases in mobile phones and system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 14.0 billion yen due mainly to sales decrease, compared with a loss of 2.3 billion yen a year ago.

Eco Solutions

Overall sales increased to 1,140.1 billion yen from 1,136.6 billion yen a year ago. Despite sales decrease in solar photovoltaic systems in Europe, this result was due mainly to sales increases in the lighting business including LED and the energy system business including wiring devices. Segment profit increased to 42.7 billion yen, compared with 38.5 billion yen a year ago, due mainly to streamlining costs.

Automotive Systems

Sales increased by 28% to 571.7 billion yen from 446.8 billion yen a year ago, due mainly to strong sales in car AVC equipment and car navigation systems globally. Segment profit significantly improved to 11.9 billion yen from 3.2 billion yen a year ago, due mainly to sales increase.

Industrial Devices

Sales decreased by 5% to 1,030.2 billion yen from 1,085.5 billion yen a year ago. This result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 17.9 billion yen, compared with a loss of 13.7 billion yen a year ago, due mainly to fixed cost reductions.

Energy

Sales decreased by 6% to 434.8 billion yen from 461.8 billion yen a year ago. Despite significant sales increase in automotive-use batteries, this result was due mainly to sales decreases in consumer-use lithium-ion batteries, and solar photovoltaic systems in Europe. Segment profit improved to 6.4 billion yen compared with a loss of 16.7 billion yen a year ago, due mainly to fixed cost reductions and streamlining material costs.

Other

Sales decreased by 28% to 1,012.9 billion yen from 1,403.5 billion yen a year ago. This result was due mainly to sales decrease owing to the SANYO-related business transfers implemented in fiscal 2012. Segment profit decreased to 11.3 billion yen from 15.7 billion yen a year ago, due mainly to sales decrease of Manufacturing Solutions Company.

Consolidated Financial Condition

Net cash provided by operating activities for nine months ended December 31, 2012 amounted to 82.2 billion yen, compared with an outflow of 10.4 billion yen a year ago. This was due to the improving operating profit, since increase in valuation allowances to deferred tax assets and impairment losses of goodwill and intangible assets do not impact on cash flow. Net cash used in investing activities amounted to 49.8 billion yen, a decrease of 177.8 billion yen from a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments. Net cash used in financing activities amounted to 104.1 billion yen, an increase of 88.3 billion yen from a year ago, due mainly to the issuance of short-term bonds in fiscal 2012. Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 525.3 billion yen as of December 31, 2012, a decrease of 49.1 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of December 31, 2012 decreased by 856.9 billion yen to 5,744.2 billion yen from the end of fiscal 2012. This was due mainly to decreases in other assets and other current assets affected by the impairment losses of goodwill and intangible assets, and the increase in valuation allowances to deferred tax assets, as well as decreases in investments and advances affected by the disposals of investments. Panasonic Corporation shareholders’ equity decreased by 589.1 billion yen, compared with March 31, 2012, to 1,340.7 billion yen. Despite an improvement in accumulated other comprehensive income (loss) along with yen depreciation, this was primarily due to decrease in retained earnings according to net loss attributable to Panasonic Corporation. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 594.7 billion yen to 1,382.9 billion yen compared with March 31, 2012.

Forecast for Fiscal 2013

The business performance forecast for fiscal 2013 remains unchanged from the previous forecast announced on October 31, 2012.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss) *

(Three months ended December 31)

Consolidated Statements of Operations

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥1,801,503	¥1,960,200	92%
Cost of sales	(1,342,620)	(1,487,926)
Selling, general and administrative expenses	(424,296)	(480,333)
Interest income	2,073	3,319
Dividends received	1,101	1,936
Interest expense	(6,267)	(7,388)
Expenses associated with the implementation of early retirement programs *	(8,613)	(37,651)
Other income (deductions), net *	(13,608)	(143,345)

Income (loss) before income taxes	9,273	(191,188)	—

Provision for income taxes	42,852	(21,013)
Equity in earnings of associated companies	1,978	1,246

Net income (loss)	54,103	(210,955)	—
Less net income (loss) attributable to noncontrolling interests	(7,237)	(13,287)

Net income (loss) attributable to Panasonic Corporation	¥61,340	¥(197,668)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	26.53 yen	(85.49) yen
per ADS	26.53 yen	(85.49) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—
<Supplementary Information *>
Depreciation (tangible assets)	¥69,478	¥71,482
Capital investment **	¥71,630	¥73,854
R&D expenditures	¥126,029	¥132,700
Number of employees (December 31)	308,882	348,028
Consolidated Statements of Comprehensive Income (Loss)
	Yen (millions)		Percentage 2012/2011
	2012	2011
Net income (loss)	¥54,103	¥(210,955)	—
Other comprehensive income (loss), net of tax
Translation adjustments	141,740	12,268
Unrealized holding gains (losses) of available-for-sale securities	11,381	(3,209)
Unrealized gains (losses) of derivative instruments	(9,558)	(3,700)
Pension liability adjustments	2,379	(22,281)

	145,942	(16,922)

Comprehensive income (loss)	200,045	(227,877)	—
Less comprehensive income (loss) attributable to noncontrolling interests	2,303	(12,299)

Comprehensive income (loss) attributable to Panasonic Corporation	¥197,742	¥(215,578)	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 12-13.
**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss) *

(Nine months ended December 31)

Consolidated Statements of Operations

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥5,439,663	¥5,965,398	91%
Cost of sales	(4,052,633)	(4,482,247)
Selling, general and administrative expenses	(1,265,077)	(1,443,611)
Interest income	7,219	10,055
Dividends received	3,639	5,750
Interest expense	(18,349)	(21,560)
Expenses associated with the implementation of early retirement programs*	(23,096)	(60,960)
Other income (deductions), net *	(360,764)	(323,356)

Income (loss) before income taxes	(269,398)	(350,531)	—

Provision for income taxes	(368,569)	(19,658)
Equity in earnings of associated companies	4,596	6,077

Net income (loss)	(633,371)	(364,112)	—
Less net income (loss) attributable to noncontrolling interests	(9,541)	(30,293)

Net income (loss) attributable to Panasonic Corporation	¥(623,830)	¥(333,819)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(269.86) yen	(144.37) yen
per ADS	(269.86) yen	(144.37) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—
<Supplementary Information *>
Depreciation (tangible assets)	¥207,094	¥221,747
Capital investment **	¥228,528	¥223,375
R&D expenditures	¥374,502	¥399,551
Number of employees (December 31)	308,882	348,028
Consolidated Statements of Comprehensive Income (Loss)
	Yen (millions)		Percentage 2012/2011
	2012	2011
Net income (loss)	¥(633,371)	¥(364,112)	—
Other comprehensive income (loss), net of tax Translation adjustments	74,588	(93,169)
Unrealized holding gains (losses) of available-for-sale securities	(19,453)	(37,945)
Unrealized gains (losses) of derivative instruments	(4,794)	(2,043)
Pension liability adjustments	7,730	(15,525)

	58,071	(148,682)

Comprehensive income (loss)	(575,300)	(512,794)	—
Less comprehensive income (loss) attributable to noncontrolling interests	(4,508)	(35,571)

Comprehensive income (loss) attributable to Panasonic Corporation	¥(570,792)	¥(477,223)	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 12-13.
**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheets **

December 31, 2012

With comparative figures for March 31, 2012

	Yen (millions)
	Dec. 31, 2012	March 31, 2012
Assets
Current assets:
Cash and cash equivalents	¥525,303	¥574,411
Time deposits	16,125	36,575
Short-term investments	491	483
Trade receivables:
Notes	58,533	73,044
Accounts	918,947	963,202
Allowance for doubtful receivables	(24,049)	(26,604)
Inventories	838,115	801,991
Other current assets	356,492	454,663

Total current assets	2,689,957	2,877,765

Investments and advances	322,348	451,879
Property, plant and equipment, net of accumulated depreciation	1,767,435	1,762,558
Other assets	964,446	1,508,853

Total assets	¥5,744,186	¥6,601,055

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥641,308	¥633,847
Trade payables:
Notes	44,612	53,243
Accounts	699,277	797,770
Other current liabilities	1,340,748	1,394,644

Total current liabilities	2,725,945	2,879,504

Noncurrent liabilities:
Long-term debt	878,372	941,768
Other long-term liabilities	756,988	802,217

Total noncurrent liabilities	1,635,360	1,743,985

Total liabilities	4,361,305	4,623,489

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,110,773	1,117,530
Legal reserve	95,859	94,512
Retained earnings	804,428	1,441,177
Accumulated other comprehensive income (loss) *	(682,117)	(735,155)
Treasury stock, at cost	(247,020)	(247,018)

Total Panasonic Corporation shareholders’ equity	1,340,663	1,929,786

Noncontrolling interests	42,218	47,780

Total equity	1,382,881	1,977,566

Total liabilities and equity	¥5,744,186	¥6,601,055

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	Dec. 31, 2012	March 31, 2012
Cumulative translation adjustments	¥(412,501)	¥(482,168)
Unrealized holding gains (losses) of available-for-sale securities	(6,204)	13,283
Unrealized gains (losses) of derivative instruments	(8,522)	(3,728)
Pension liability adjustments	(254,890)	(262,542)

** See Notes to consolidated financial statements on pages 12-13.

Panasonic Corporation

Consolidated Information by Segment *

(Nine months ended December 31)

By Segment:

	Yen (billions)		Percentage 2012/2011
	2012	2011
[Sales]
AVC Networks	¥1,078.9	¥1,402.1	77%
Appliances	1,197.1	1,187.4	101%
Systems & Communications	509.8	599.9	85%
Eco Solutions	1,140.1	1,136.6	100%
Automotive Systems	571.7	446.8	128%
Industrial Devices	1,030.2	1,085.5	95%
Energy	434.8	461.8	94%
Other	1,012.9	1,403.5	72%

Subtotal	6,975.5	7,723.6	90%
Eliminations	(1,535.8)	(1,758.2)	—

Consolidated total	¥5,439.7	¥5,965.4	91%

[Segment Profit (Loss)]*
AVC Networks	¥21.6	¥(40.5)	—
Appliances	70.3	76.4	92%
Systems & Communications	(14.0)	(2.3)	—
Eco Solutions	42.7	38.5	111%
Automotive Systems	11.9	3.2	369%
Industrial Devices	17.9	(13.7)	—
Energy	6.4	(16.7)	—
Other	11.3	15.7	72%

Subtotal	168.1	60.6	278%
Corporate and eliminations	(46.1)	(21.1)	—

Consolidated total	¥122.0	¥39.5	308%

*	See Notes to consolidated financial statements on pages 12-13.

Panasonic Corporation

Consolidated Statements of Cash Flows *

(Nine months ended December 31)

	Yen (millions)
	2012	2011
Cash flows from operating activities:
Net income (loss)	¥(633,371)	¥(364,112)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	254,499	282,021
Net (gain) loss on sale of investments	(29,731)	1,473
Cash effects of changes in, excluding acquisition:
Trade receivables	78,954	(9,934)
Inventories	(21,208)	(22,666)
Trade payables	(87,473)	(86,076)
Retirement and severance benefits	(6,399)	(26,215)
Other	526,894	215,089

Net cash provided by (used in) operating activities	82,165	(10,420)

Cash flows from investing activities:
Proceeds from disposition of investments and advances	129,582	38,221
Increase in investments and advances	(3,114)	(5,226)
Capital expenditures	(249,225)	(328,170)
Proceeds from disposals of property, plant and equipment	68,037	41,641
(Increase) decrease in time deposits	21,337	39,306
Other	(16,372)	(13,299)

Net cash used in investing activities	(49,755)	(227,527)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(21,231)	213,040
Increase (decrease) in long-term debt	(61,850)	(191,091)
Dividends paid to Panasonic Corporation shareholders	(11,559)	(21,912)
Dividends paid to noncontrolling interests	(8,788)	(8,921)
(Increase) decrease in treasury stock	(15)	(11)
Purchase of noncontrolling interests and Other	(617)	(6,851)

Net cash used in financing activities	(104,060)	(15,746)

Effect of exchange rate changes on cash and cash equivalents	22,542	(35,268)

Net increase (decrease) in cash and cash equivalents	(49,108)	(288,961)
Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	¥525,303	¥685,865

*	See Notes to consolidated financial statements on pages 12-13.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3.	In accordance with U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on goodwill and fixed assets are included as part of operating profit in the statement of operations.

4.	In June 2011, FASB issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Accordingly, the company adopted ASU 2011-05 from fiscal 2013 and presents the consolidated statement of comprehensive income (loss) following the consolidated statement of operations.

5.	In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

6.	The impairment losses of goodwill and intangible assets are included in Other income (deductions), net.

7.	The impairment losses of goodwill and intangible assets, and an increase in the valuation allowances to deferred tax assets are included in Other of cash flows from operating activities.

8.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

9.	Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each segment, and are included in Corporate and eliminations.

10.	Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd., were absorbed by the company on April 1, 2012.

11.	Effective from the beginning of fiscal 2013, investments and depreciation expenses in molding dies are included in “Capital investment” and “Depreciation (tangible assets),” respectively. Accordingly, the amounts of “Depreciation (tangible assets)” and “Capital investment” of supplementary information on consolidated statements of operations for fiscal 2012 are changed. The related amounts of the consolidated statements of cash flows and consolidated balance sheets for fiscal 2012 are also changed.

12.	The company’s segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain company, in order to ensure consistency of its internal management structure and disclosure.

The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for the nine months ended December 31, 2011 has been reclassified to conform to the presentation for the nine months ended December 31, 2012.

Other segment consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

13.	Number of consolidated companies: 547 (including parent company)

14.	Number of associated companies under the equity method: 101

# # #

February 1, 2013

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2013

Third Quarter and Nine Months ended December 31, 2012

1. Segment Information

yen (billions)

	Fiscal 2013 Third Quarter					Fiscal 2013 Nine Months ended December 31, 2012
	Sales	13/12	Segment Profit	% of sales	13/12	Sales	13/12	Segment Profit	% of sales	13/12
AVC Networks	388.9	80%	1.7	0.4%	—	1,078.9	77%	21.6	2.0%	—
Appliances	383.1	99%	19.3	5.0%	82%	1,197.1	101%	70.3	5.9%	92%
Systems & Communications	152.5	78%	-4.0	-2.7%	—	509.8	85%	-14.0	-2.8%	—
Eco Solutions	399.8	101%	24.1	6.0%	126%	1,140.1	100%	42.7	3.7%	111%
Automotive Systems	189.0	112%	3.2	1.7%	128%	571.7	128%	11.9	2.1%	369%
Industrial Devices	336.6	101%	0.0	0.0%	—	1,030.2	95%	17.9	1.7%	—
Energy	142.3	92%	3.6	2.6%	—	434.8	94%	6.4	1.5%	—
Other	314.6	75%	1.9	0.6%	200%	1,012.9	72%	11.3	1.1%	72%

Total	2,306.8	91%	49.8	2.2%	886%	6,975.5	90%	168.1	2.4%	278%
Corporate and eliminations	-505.3	—	-15.2	—	—	-1,535.8	—	-46.1	—	—

Consolidated total	1,801.5	92%	34.6	1.9%	—	5,439.7	91%	122.0	2.2%	308%

2. Domain Companies’ Information

(Business domain company basis)

<Sales and Domain Company Profit >

yen (billions)

	Fiscal 2013 Third Quarter					Fiscal 2013 Nine Months ended December 31, 2012
	Sales	13/12	Domain Company Profit	% of sales	13/12	Sales	13/12	Domain Company Profit	% of sales	13/12
Healthcare Company	33.4	104%	2.0	6.0%	93%	98.7	100%	5.9	5.9%	115%
Manufacturing Solutions Company	27.2	84%	1.2	4.3%	38%	109.3	87%	12.5	11.5%	71%

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

3. Sales by Region

yen (billions)

	Fiscal 2013 Third Quarter			Fiscal 2013 Nine Months ended December 31, 2012
		13/12	Local currency basis 13/12		13/12	Local currency basis 13/12
Domestic	917.2	88%	—	2,795.4	91%	—
Overseas	884.3	97%	93%	2,644.3	92%	93%
North and South America	270.7	104%	100%	757.3	102%	102%
Europe	179.2	89%	88%	499.6	85%	91%
Asia	215.7	101%	96%	654.1	90%	91%
China	218.7	90%	86%	733.3	89%	87%

Total	1,801.5	92%	90%	5,439.7	91%	92%

Supplemental Consolidated Financial Data for Fiscal 2013 3Q,

ended December 31, 2012

Panasonic Corporation

4. Sales by Products

yen (billions)

	Fiscal 2013 Third Quarter		Fiscal 2013 Nine Months ended December 31, 2012
		13/12*		13/12*
LCD TVs	116.2	103%	304.4	92%
Plasma TVs	45.8	53%	123.0	50%
Digital cameras	26.1	69%	87.0	70%
BD recorders / players	16.5	48%	40.0	42%
Air conditioners	47.5	100%	213.7	94%
Washing machines and clothes dryers	38.1	92%	113.4	105%
Refrigerators	35.6	105%	118.4	113%
Electronic components and materials	158.9	101%	488.8	100%
Semiconductors	31.5	86%	107.0	90%

*	The company restructured its Group organization on January 1, 2012. Accordingly, the company reclassified the figures of fiscal 2012 included in the prior segments of PEW and PanaHome, and SANYO.

5. Capital Investment by Segments

yen (billions)

	Fiscal 2013 Third Quarter		Fiscal 2013 Nine Months ended December 31, 2012
		13 - 12*		13 - 12*
AVC Networks	18.4	+8.4	40.5	+0.4
Appliances	12.1	+1.1	35.4	+2.3
Systems & Communications	1.8	-0.4	6.1	-2.5
Eco Solutions	5.1	-1.7	20.3	-3.0
Automotive Systems	1.6	-0.6	6.1	+0.8
Industrial Devices	12.5	-7.6	53.6	-1.9
Energy	15.0	+0.6	51.3	+15.9
Other	5.1	-2.1	15.2	-6.9

Total	71.6	-2.3	228.5	+5.1

Note:	These figures are calculated on an accrual basis.

*	Effective from the beginning of fiscal 2013, investments in molding dies are included in “Capital investment.” Accordingly, the amounts of “Capital Investment” for fiscal 2012 are changed.

6. Foreign Currency Exchange Rates/Transaction

<Export Rates>
	Fiscal 2012 3rd quarter	Nine Months ended December 31, 2011	Fiscal 2012 Full Year	Fiscal 2013 3rd quarter	Nine Months ended December 31, 2012
U.S. Dollars	¥78	¥80	¥80	¥79	¥79
Euro	¥110	¥113	¥111	¥99	¥101

<Rates Used for Consolidation>
	Fiscal 2012 3rd quarter	Nine Months ended December 31, 2011	Fiscal 2012 Full Year	Fiscal 2013 3rd quarter	Nine Months ended December 31, 2012
U.S. Dollars	¥77	¥79	¥79	¥81	¥80
Euro	¥104	¥111	¥109	¥105	¥102

<Foreign Currency Transaction>
	Fiscal 2012 3rd quarter	Nine Months ended December 31, 2011	Fiscal 2012 Full Year	Fiscal 2013 3rd quarter	Nine Months ended December 31, 2012
U.S. Dollars	US$0.8 billion	US$2.6 billion	US$3.0 billion	US$0.6 billion	US$1.8 billion
Euro	€0.4 billion	€1.2 billion	€1.7 billion	€0.4 billion	€1.3 billion

7. Number of Employees

				(persons)
	End of Dec. 2011	End of March 2012	End of Sep. 2012	End of Dec. 2012
Domestic	138,694	133,605	131,143	128,217
Overseas	209,334	197,162	190,753	180,665

Total	348,028	330,767	321,896	308,882

Supplemental Consolidated Financial Data for Fiscal 2013 3Q,

ended December 31, 2012

Panasonic Corporation

<Attachment 1> Reference

Segment information for fiscal 2013

Sales			yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
AVC Networks	359.7	330.3	388.9
Appliances	431.4	382.6	383.1
Systems & Communications	164.5	192.8	152.5
Eco Solutions	355.2	385.1	399.8
Automotive Systems	190.7	192.0	189.0
Industrial Devices	338.2	355.4	336.6
Energy	142.6	149.9	142.3
Other	343.5	354.8	314.6

Total	2,325.8	2,342.9	2,306.8
Eliminations	-511.3	-519.2	-505.3

Consolidated total	1,814.5	1,823.7	1,801.5

Segment profit			yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
AVC Networks	7.4	12.5	1.7
Appliances	37.4	13.6	19.3
Systems & Communications	-8.3	-1.7	-4.0
Eco Solutions	3.9	14.7	24.1
Automotive Systems	4.2	4.5	3.2
Industrial Devices	7.3	10.6	0.0
Energy	0.1	2.7	3.6
Other	4.1	5.3	1.9

Total	56.1	62.2	49.8
Corporate and eliminations	-17.5	-13.4	-15.2

Consolidated total	38.6	48.8	34.6

Supplemental Consolidated Financial Data for Fiscal 2013 3Q,

ended December 31, 2012

Panasonic Corporation

<Attachment 2> Reference

Segment information for fiscal 2012

Sales	Yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
AVC Networks	449.9	463.7	488.5	311.4	1,713.5
Appliances	417.7	383.4	386.3	346.8	1,534.2
Systems & Communications	181.6	223.6	194.7	240.9	840.8
Eco Solutions	356.5	386.1	394.0	389.2	1,525.8
Automotive Systems	111.7	165.9	169.2	206.4	653.2
Industrial Devices	364.0	387.7	333.8	319.1	1,404.6
Energy	145.1	162.6	154.1	153.1	614.9
Other	484.5	500.8	418.2	477.4	1,880.9

Total	2,511.0	2,673.8	2,538.8	2,444.3	10,167.9
Eliminations	-581.5	-598.1	-578.6	-563.5	-2,321.7

Consolidated total	1,929.5	2,075.7	1,960.2	1,880.8	7,846.2

Segment profit				Yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
AVC Networks	-3.8	-11.9	-24.8	-27.3	-67.8
Appliances	34.9	17.9	23.6	5.1	81.5
Systems & Communications	-9.9	3.3	4.3	19.6	17.3
Eco Solutions	6.1	13.3	19.1	20.4	58.9
Automotive Systems	-3.7	4.4	2.5	1.7	4.9
Industrial Devices	-2.7	2.1	-13.1	-2.9	-16.6
Energy	-7.5	-2.3	-6.9	-4.2	-20.9
Other	3.9	10.8	1.0	7.9	23.6

Total	17.3	37.6	5.7	20.3	80.9
Corporate and eliminations	-11.7	4.4	-13.8	-16.1	-37.2

Consolidated total	5.6	42.0	-8.1	4.2	43.7

Supplemental Consolidated Financial Data for Fiscal 2013 3Q,

ended December 31, 2012

Panasonic Corporation

<Attachment 3> Reference

Domain companies’ information for fiscal 2013

Sales	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
Healthcare Company	32.3	33.0	33.4
Manufacturing Solutions Company	44.6	37.5	27.2

Domain company profit			yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
Healthcare Company	1.8	2.1	2.0
Manufacturing Solutions Company	6.3	5.0	1.2

Domain companies’ information for fiscal 2012

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
Healthcare Company	31.5	35.0	32.2	34.9	133.6
Manufacturing Solutions Company	47.2	46.6	32.5	33.5	159.8

Domain company profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
Healthcare Company	0.9	2.1	2.1	3.7	8.8
Manufacturing Solutions Company	6.7	7.8	3.1	7.5	25.1

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

February 1, 2013

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Dissolution of Joint Venture of Motor Business

Osaka, Japan, February 1, 2013 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that Minebea Co., Ltd. (“Minebea”) and Panasonic reached an agreement today that Panasonic would promptly transfer all of its shares in their joint venture of Minebea Motor Manufacturing Corporation to Minebea and dissolve their alliance.

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2013.

For further detail, please see the attached.

February 1, 2013

Minebea Co., Ltd.

Panasonic Corporation

Dissolution of Joint Venture of Motor Business

Minebea Co., Ltd. (“Minebea”) and Panasonic Corporation (“Panasonic”) today reached an agreement that Panasonic would promptly transfer all of its shares (40 percent of the capital) in their joint venture of Minebea Motor Manufacturing Corporation (“Minebea Motor”) to Minebea and dissolve their alliance.

Minebea Motor had been set up on April 1, 2004, integrating the fan motor, stepping motor, vibration motor, and DC brush motor business of Minebea and Panasonic, to develop a globally competitive business by leveraging the ultra-precision machining technology, mass production technology, and cost competitiveness of Minebea with the innovative product development strength of Panasonic. On April 1, 2010, businesses for small brushless motors, power brushless motors, and polygon mirror scanner motors had been transferred to Minebea Motor from Panasonic for further business development. However, the environment of the motor manufacturing business is changing recently, Minebea and Panasonic reached an agreement to dissolve the joint venture and to seek further business expansion for Minebea Motor to continue on as a wholly-owned subsidiary of Minebea, after reconsiderations for businesses.

Minebea, Minebea motor and Panasonic will maintain the further collaborative relationship through continuous products supply in future.

Minebea Motor Manufacturing Corporation

Representative:	Hiroyuki Akatsu

Location:	4106-73 Oaza Miyota, Kitasaku-gun, Nagano prefecture

Description of businesses:	Development, manufacturing, and sales of small motors for electronic devices and information equipment

Date of establishment:	April 1, 2004

Capital:	10 Billion JPY

Ratio of capital:	Minebea 60%, Panasonic 40% (as of end-January, 2013)

Sales:	54.4 Billion JPY (year ended in March, 2012)

Employees:	7,493 (as of end-March, 2012)

Production/Development Bases:	Karuizawa, Hamamatsu, Yonago, Thailand, Malaysia, China, Cambodia

■	Media Inquiries:
	Minebea Co. Ltd., Corporate Communications Office	TEL +81-3-6758-6703
	Panasonic Corporation, Groupwide Brand Communications Division, Public Relations Group	TEL +81-6-6908-0447 (Osaka)
TEL +81-3-3574-5661 (Tokyo)

# # #

February 1, 2013

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)

Global Public Relations Office

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Shozo Mizuno (Japan)

Corporate Finance & IR Group

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Assignments of Responsibilities to the Members of the Board of Directors

Osaka, Japan, February 1, 2013 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) announced the following assignments of responsibilities to the members of the Board of Directors, which were decided at the Board of Director’s Meeting held today, and will take effect on April 1, 2013.

1. Assignment of the Presidents of 4 Companies

Name	New Responsibility	Current Responsibility
Shusaku Nagae Executive Vice President	President, Eco Solutions Company	In charge of Solution Business President, Eco Solutions Company

Yoshihiko Yamada Senior Managing Director	President, Automotive & Industrial Systems Company	In charge of Industrial Devices Business

Kazunori Takami Senior Managing Director	President, Appliances Company	President, Appliances Company

Yoshiyuki Miyabe Managing Director	President, AVC Networks Company In charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Unit	In charge of Technology, Intellectual Property, and Panasonic Start-up Fund Director, R&D Division

2. Assignment of Responsibilities to a Member of the Board of Directors

Name	New Responsibility	Current Responsibility
Mamoru Yoshida Managing Director	In charge of Technology, Intellectual Property, Information Systems, and Panasonic Start-up Fund Director, R&D Division

President, AVC Networks Company Director, Display Devices Business Group Director, Imaging Business Group

In charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Unit

# # #